Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com

December 3, 2007

Mr. Dan Gordon

Ms. Jessica Barberich

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Forestar Real Estate Group LLC (“Forestar”)
Amended Registration Statement on Form 10
File No. 001-33662

Dear Dan and Jessica:

Thank you very much for arranging Tuesday’s call. We understand there is still a concern that Forestar should apply the principles of SFAS Nos. 19 and 69 to its mineral interests. We are interested in resolving this matter as soon as possible, as our timing is really tight in order to complete Temple-Inland’s transformation plan by year end 2007.

We thought it would be helpful and perhaps expedite Tuesday’s call by summarizing in the following pages our oil and gas mineral interests, our thoughts about the applicability of SFAS Nos. 19 and 69, and our thoughts about the effect applying these standards would have on our accounting and disclosures. We hope you will share this information with your associates who will participate in Tuesday’s call.

On the call from our end will be

•	Grant Adamson	Chief Governance Officer, Temple-Inland
•	Louis Brill	Retired Chief Accounting Officer, Temple-Inland
•	Morris Davis	General Counsel, Temple-Inland
•	Troy Hester	Controller, Temple-Inland
•	David Grimm	General Counsel, Forestar
•	Chuck Jehl	Chief Accounting Officer, Forestar
•	Michael Blue	Ernst & Young
•	Carl Bass	Ernst & Young

Again thank you for your help and we look forward to talking to you on Tuesday.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

1300 South MoPac Expressway Austin, Texas 78746 Tel 512.434.3745

Forestar Real Estate Group	Page 1

Forestar’s Oil and Gas Mineral Interests

Our oil and gas mineral interests are disclosed on pages 41 to 43 of the Information Statement. The important disclosures include:

•	We own oil and gas mineral interests in 622,000 net acres in Texas, Louisiana, Alabama, and Georgia.

•

Through agreements commonly referred to in the industry as leases, we sell rights for the exploration, development, and production of these mineral interests to oil and gas companies that engage in exploration, development, and production.

•

We do not engage in oil and gas exploration, development, or production activities. Our royalty interests are non-possessory interests that confer no rights to explore for, develop, produce, or market oil or gas.

•

Our strategy for maximizing value from our oil and gas mineral interests is by having more of our mineral acres under lease and increasing lease rates and royalty interests. Our strategy does not involve acquiring additional mineral interests, and we do not routinely purchase or sell mineral interests.

•

We do not estimate or maintain oil and gas reserve information related to our mineral interests. We do not have the right or access to reserve information, if any, maintained by the third party exploration companies that lease our mineral interests.

Substantially all of our mineral interests were acquired by our parent, Temple-Inland in conjunction with the purchase of timberlands over the last century. Like most land transactions in the United States, when Temple-Inland acquired the timberlands it also acquired the surface rights and the underlying mineral interests. The acquisition of these fee interests were not done for the purpose of exploring, developing, or producing oil and gas reserves. They were acquired incidental to the acquisition of timberlands.

Our mineral revenues are disclosed on page 57 of the Information Statement. All of our oil and gas revenues are derived from our third party leasing activities. Between 60% and 70% of our annual minerals revenues come from royalties and the remainder from other leasing activities.

We incur minimal costs related to our oil and gas mineral interests, principally general and administrative costs, which are expensed as incurred. We have no capitalized costs related to our oil and gas mineral interests as of the balance sheet dates presented in the Information Statement.

Forestar Real Estate Group	Page 2

Applicability of SFAS Nos. 19 and 69

As mentioned in our November 13 response letter, our leasing activities and related royalties do not represent oil and gas producing activities as defined in SFAS 19, SFAS 69, or Rule 4-10 of Regulation S-X.

Common usage of the term oil and gas producing activity does not include any oil and gas leasing activities. The common usage is consistent with the basic purpose a lessor has in leasing. In making an oil and gas lease, a lessor bargains to have a lessee skilled in such activities undertake the substantial risk and bear all of the costs involved in developing and producing the leased property in exchange for a share of the revenue from production, if any. In short, the lessor chooses not to engage in any producing activity and lets others bear that risk.

In addition to the common usage, SFAS 19 and SFAS 69 are clear that they only apply to oil and gas producing activities, which are defined as activities related to:

•	The acquisition of mineral interests in properties;
•	Exploration of areas with the potential for oil and gas production;
•	Development of areas with the potential for oil and gas production; and
•	Production of oil and gas.

We are not engaged in any of the activities. Like any other landowner that leases its mineral interests to oil and gas production companies, we merely lease the rights to our mineral interests to the companies that are engaged in the acquisition, exploration, development and production of oil and gas. We have not found any company in a similar position that describes itself as an oil and gas producing company or as being engaged in oil and gas producing activities.

Although paragraph 11a of SFAS 19 defines a mineral interest as including a “fee ownership” and also indicates that properties include “royalty interests,” we do not believe that SFAS 19 applies to these types of property interests in the case of an entity that is not otherwise engaged in oil and gas producing activities. Otherwise any company that owns land and the underlying mineral interests should be applying SFAS 19. We do not believe that mere ownership of a royalty interest or a fee interest without being involved in oil and gas production activities results in being included in the scope SFAS19.

We believe Rule 4-10 of Regulation S-X brings clarity to this issue by defining oil and gas producing activities to include “The acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties” (emphasis added). We did not acquire any of our mineral interests for the purpose of further exploration and development; they were acquired incidental to our acquisition of timberland.

Forestar Real Estate Group	Page 3

For these reasons, we believe we do not conduct oil and gas producing activities within the meaning of SFAS No. 19 and 69 and Rule 4-10 of Regulation S-X. This view is also shared by our independent registered public accountants.

Effects of Applying SFAS Nos. 19 and 69

We reviewed SFAS Nos. 19 and 69 to determine the effects application of these standards would have on our accounting if we were to assume that they did apply to our oil and gas activities. We identified a number of implementation questions including:

•

Method of Accounting – Would we say we apply successful efforts but we incur no exploration or development costs or production costs or would we say we apply full cost but in addition to not incurring any costs, we are unable to perform a ceiling test for the reasons noted below?

•

Property acquisition costs – When we obtain a fee ownership in land that also includes mineral interests do we attempt to allocate some amount of the cost to unproved properties and if so how would we do that? To illustrate, we acquire for $1,000 an acre of land that includes both the surface rights and the subsurface rights. The subsurface rights only have value:

o	if and when leased to an oil and gas company,
o	if and when the oil and gas company decides to drill a well on that property, and
o

if and when proved reserves are discovered and produced in commercial quantities by the oil and gas production company such that we may receive a royalty check from that oil and gas production company.

We are uncertain how would we ever determine at the date of acquisition the value to be placed on the underlying mineral interests recognizing that we may decide to never lease those interests or that we may never be approached by an oil and gas production company to lease that interest.

•

Amortization and Depletion of Proved Properties –How would we deplete costs using a unit of production method when we do not have the rights to the underlying oil and gas reserve information that the oil and gas production company has? Without access to production and other key operating data, we would be unable to even engage a third party to perform the engineering analysis on that property.

•

Impairment of oil and gas properties – How would we perform either a full cost ceiling test under the full cost rules or an impairment test of proved properties under SFAS 144 if we were to somehow say we were applying successful efforts accounting without the underlying oil and gas reserve information?

Forestar Real Estate Group	Page 4

•

Oil and Gas Supplemental Reserve Disclosures – We do not have reserve information and we do not always receive production information nor have we maintained that information in prior years to the extent we may have received that information. As a result, we would not be able to make any value type disclosures.

Putting aside those questions, after reviewing SFAS 19 and SFAS 69, we concluded that the application of those statements would not impact our accounting, but may require additional supplemental disclosures for the years 2005 and 2006.

Our proposed disclosures follow:

Note 17 – Supplemental Oil and Gas Disclosures

We incur minimal costs related to our oil and gas mineral interests, principally general and administrative costs, which are expensed as incurred. We incur minimal costs related to the acquisition of mineral interests. We have no capitalized acquisition cost at year-end 2006 or 2005.

We do not have available to us reserve information related to our mineral interests, and because these activities were not significant to Temple-Inland, oil and gas production information for our royalty interests was not customarily accumulated or retained.

Information about our 2006 and 2005 oil and gas operating results follow:

2006	2005
(In thousands)

Royalties	$17,381	$15,767
Leases	10,619	5,282
Total	$27,980	$21,049

Less general and administrative expenses	(1,657)	(1,420)

Income before taxes	$26,305	$19,629